EXHIBIT 99.1

Caledonia Mining Corporation Plc: Solar Plant Provides Power to Blanket Mine

ST HELIER, Jersey, Nov. 14, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia” or the “Company”) is pleased to announce that the new solar plant at Blanket Mine ("Blanket") will today start to generate power.

Background

Blanket currently receives its power from ZESA, Zimbabwe’s national electricity supplier. In recent years this supply has been subject to load-shedding and unstable power, which has economic and safety implications for an underground mine such as Blanket. During outages or low voltages, the power supply at Blanket had to be supplemented by standby diesel generators to enable uninterrupted mining and capital operations. Diesel-generated electricity is expensive, subject to an unpredictable supply of diesel and creates an unfavourable environmental footprint. Recognising the economic, environmental and logistical challenges of running large-scale diesel generators for extended periods, Caledonia started constructing the 12.2 MWac solar plant late in 2021. As from today, the solar plant will provide power to Blanket; in due course it is expected that the solar plant will provide approximately 27 per cent of Blanket's average daily electricity demand.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“I am delighted that the solar plant is connected to the Blanket grid and from today Blanket will start to receive some of its energy directly from solar.

“With 21 per cent of Blanket's on-mine costs relating to energy usage, this solar plant is a very important project for the Company as it will improve the quality and security of Blanket’s electricity supply and provide environmental benefits through cleaner energy. The solar power will displace more expensive power from the grid and from the diesel generators and is expected to reduce Caledonia's consolidated cost per ounce of gold produced by approximately $37.”

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: expectation that the solar plant should supply around 27% of Blanket’s total electricity demand; and the quality, security, environmental and financial benefits of the solar plant. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include but are not limited to: failure to commission and / or complete the solar plant, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.